Filed by PrivateBancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

(Commission File No: 333-137560)

Subject Company: Piedmont Bancshares, Inc.

Set forth below are presentation materials for PrivateBancorp, Inc.’s Investor Presentation at Reuters held on Monday, November 20, 2006:

PrivateBancorp, Inc. Investor Day November 20, 2006

PrivateBancorp, Inc. Ralph B. Mandell Chairman of the Board, President and Chief Executive Officer 2

In this presentation we may make certain forward-looking statements. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  For more information about these risks and uncertainties, we refer you to our public reports on file with the SEC.
PrivateBancorp has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC, in connection with its proposed acquisition of Piedmont Bancshares, Inc.
(“Piedmont”). The registration statement includes a proxy statement of Piedmont that also constitutes a prospectus of
PrivateBancorp (the “proxy statement/prospectus”), which was sent to the shareholders of Piedmont. Piedmont shareholders are advised to read the proxy statement/prospectus, which was filed with the SEC on October 27, 2006, because it contains important information about PrivateBancorp, Piedmont and the proposed transaction. The proxy statement/prospectus and other relevant documents relating to the merger filed by PrivateBancorp can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing
PrivateBancorp’s
website at www.pvtb.com under the tab
“Investor
Relations”.
Alternatively, these documents can be
obtained free of charge upon request to PrivateBancorp, Inc., Secretary, 70 West Madison, Suite 900, Chicago, Illinois
60602 or by calling (312) 683-7100, or to Piedmont Bancshares, Inc., Attention: President, 3423 Piedmont Road, Suite 225,
Atlanta, Georgia 30305, or by calling (404) 926-2400.
Forward Looking Statements

Information About Private’s Proposed Acquisition of Piedmont Bancshares, Inc.

Restatement of Financial Information
All periods presented reflect the adoption of SFAS 123R,
Share-Based
Payment,
on January 1, 2006, using the modified-
retrospective transition method, which is unaudited at this
time.

Presenters
Ralph B. Mandell, Chairman of the Board, President and Chief Executive Officer
Dennis L. Klaeser, Chief Financial Officer
Gary S. Collins, Vice Chairman, The PrivateBank - Chicago
Hugh H. McLean, Vice Chairman, The PrivateBank - Chicago
Wallace L. Head, Chief Executive Officer, Wealth Management
William A. Goldstein, President, Lodestar Investment Counsel, LLC
Richard C. Jensen, Chairman, Chief Executive Officer, The PrivateBank – St. Louis
John B. Williams, Chief Executive Officer, The PrivateBank – Wisconsin
David T. Provost, Chairman, Chief Executive Officer, The PrivateBank – Michigan
James A. Ruckstaetter, Chief Credit Officer
Christopher J. Zinski, General Counsel
Thomas J. Olivieri, Director of Operations
Thomas N. Castronovo, Chief Marketing Officer
Jerry J. Feldman, Managing Director
Calvin Kleinmann, Chairman and Chief Executive Officer, The PrivateBank – Kansas City
(in formation)
Brian D. Schmitt, President and Chief Executive Officer, Piedmont Bancshares, Inc.

6

• European model of private banking, providing
personalized service, continuity, confidentiality and
discretion
• Target high net worth households and their related
businesses
• We have a unique staffing model and employ experienced
Managing Directors who provide day-to-day consultation
and services
• Strong insider ownership
Strategy

Growth in Affluent Households
11,900
53,583
64,200
263,008
19,592
29,904
25,738
110,836
23,168
137,139
8,282
38,691
0
50,000
100,000
150,000
200,000
250,000
300,000
Market
Households with Annual Income over $150,000
1990 Census 2005 Estimate

(in formation) (pending Piedmont acquisition) 9

(in formation) (pending Piedmont acquisition) 10

The PrivateBank – Chicago Gary S. Collins Vice Chairman Hugh H. McLean Vice Chairman 11

Loan and Core Deposit Growth
The PrivateBank - Chicago
$707
$861
$1,073
$1,452
$1,878
$2,250
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
2001 2002 2003 2004 2005 9/30/2006
Total Loans
$666
$863
$1,015
$1,331
$1,670
$1,786
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
2001 2002 2003 2004 2005 9/30/2006
Total Core Deposits (Excluding Brokered Deposits)
The PrivateBank – Chicago
is Illinois’ 10
largest bank

th

Key to Growth The PrivateBank - Chicago Continued Recruitment of Managing Directors 13

Investment In Our People The PrivateBank - Chicago 28 40 49 61 67 76 0 10 20 30 40 50 60 70 80 Number of Managing Directors The PrivateBank - Chicago 14

Current Breakout of MD Staffing
The PrivateBank - Chicago
Number of Managing Directors
As of September 30, 2006
Chicago:  40
Wilmette:  4
Oak Brook: 7
Gold Coast: 3
St. Charles: 7
Winnetka: 4
Lake Forest: 8
Geneva:  3

Typical Profile of Recruited Managing Director
The PrivateBank - Chicago
15+ years of experience with larger bank
Accomplished commercial and/or commercial real
estate lender
Strong sense of service to their clients

The PrivateBank - Chicago Continuing consolidation in Chicago’s banking market supports high level of recruitment 17

2006 Initiative The PrivateBank - Chicago Expansion of existing offices Oak Brook, Geneva, Chicago Headquarters Headquarters Square Footage (75,000) *New Location as of August 4, 2006 18

Case Study: Our Newest Office Gold Coast Office The PrivateBank - Chicago 19

Gold Coast Statistics
The PrivateBank - Chicago
Outstanding growth in great market
Office Opened:  January 2005
Loans Outstanding as of September 30, 2006:  $145 Million
Deposits Outstanding as of September 30, 2006:  $118 Million
Managing Directors:  3

PrivateBancorp, Inc. - Wealth Management Wallace L. Head Chief Executive Officer, Wealth Management Managing Director 21

PrivateBancorp's Wealth Management Business Mission and Services Distinctive Characteristics The Business Today Plans For The Future 22

PrivateBancorp's
Wealth Management Mission
“Deliver distinctive, highly personalized wealth
management services that are also profitable,
sustainable, and complement and help
differentiate banking services provided by
The PrivateBanks in their individual markets.”

PrivateBancorp's
Wealth Management Services
Fiduciary Services
(trustee, investment agent, guardian,
executor, escrow agent, custodian)
Asset Management Services
Wealth Advisory Services
Note: Personal banking services are provided by our bankers

Distinctive Characteristics of
Wealth Management at PrivateBancorp
Services are designed and provided to serve the clients’
best interests
Each client works directly with an experienced,
trustworthy professional
High quality fiduciary services are provided with fully
open-architecture investment management

PrivateBancorp's
Wealth Management Today
Located in The PrivateBanks
(IL, MI, MO, WI)
working
closely with our bankers
29 MDs/AMDs who average > 20 years of wealth
management experience
Diversified, stable client base
•
~ 1000 client relationships and $2.8B
•
Most client relationships are < $10M
•
Relationships range from < $1M to > $250M

PrivateBancorp's
Wealth Management Today
23.1% $2.8B $1.5B AUM &
Custody
37.5% $2.6M $1.0M Pre-Tax
Net Income
$28.8% $14.1M $6.6M Fee
Revenue
CAGR
2003-2006 2006* 2003
*“Fee Revenue” and “Pre-Tax Net Income” are annualized amounts.
“AUM & Custody” is actual amount at 10/31/06.

PrivateBancorp's
Wealth Management Tomorrow
Enhanced Resources
•
National trust powers
•
Additional experienced MDs/AMDs
•
Expanded open-architecture investment
platform
•
Additional wealth advisory services

PrivateBancorp's,
Wealth Management Tomorrow
Expanded Client Base
•
Larger % of client relationships > $10M
•
Fiduciary services provided to family offices and
multi-family offices
Increased Sources of New Business
•
More bankers in more PVTB banks
•
More professional advisors providing referrals
•
More clients making introductions
•
Acquisitions of wealth management firms

Lodestar Investment Counsel, LLC William A. Goldstein President 30

What We Do
Lodestar
One business: manage client assets
• Since 1989 we have managed equity, fixed
income, and balanced portfolios
Conservative, Consistent and Disciplined
Respect our clients’ confidentiality
Construct customized portfolios

Who We Are
Lodestar
William A. Goldstein
44 Years Experience
Chairman, Prescott Asset Management
President, Selected Special Shares Fund
Founder, Burton J. Vincent  Chesley & Co.
Hornblower & Weeks
B.A., Purdue University
Robert H. Dearborn
25 Years Experience
Principal, Stein Roe & Farnham
Officer, Northern Trust Company
Chartered Financial Analyst (CFA)
B.A., Kenyon College
M.B.A., University of Chicago
Peter W. Flanzer
20 Years Experience
Principal, Cedar Hill Associates
Smith Barney
Syndicated Equities Corporation
Lake Shore Bank
B.A., Kenyon College
J.D., John Marshall Law School
John J. Sobel
14 Years Experience
Portfolio Manager
Salomon Smith Barney Consulting Group
B.A., University of California at Los Angeles
M.B.A., University of Washington

How We Differentiate Ourselves
Lodestar
Clients meet regularly with Portfolio Managers
Clients receive phone calls after purchase or
sales, if desired
Each portfolio is individually constructed
We do it The PrivateBank way
• Continuity
• Confidentiality
• Professionalism

Our Clients Are Lodestar High Net Worth Individuals Family Trusts Family Foundations 34

We Are A Large Cap, GARP, Balanced Account Manager Lodestar 60% Equity 40% Fixed Income Investment Objective • Better than S&P Equity Returns • Less than Market Risk 35

Lodestar
Taxable Balanced Account Composite
Investment Returns
Through September 30, 2006
6.02% 2.70% 2.92% 8.56% 8.67% Year to Date 2006
(1/1/06 – 9/30/06)
7.88% 5.71% 5.56% 10.59% 10.78% Inception
(1/1/90 – 9/30/06)
6.83% 4.83% 4.60% 8.57% 9.04% Ten Years
(Annualized)
5.16% 3.82% 3.47% 6.97% 6.83% Five Years
(Annualized)
7.64% 3.01% 3.56% 10.77% 11.17% One Year
Total Account Bond Index Bonds Only S&P 500 Index Stocks Only Period
Investment returns are gross of fees from Lodestar’s “Taxable Balanced Composite”. This composite includes our firm’s taxable client portfolios which invest in both equity and fixed income securities. Further detail on this Composite and the above information is available on request.
5-Year Muni

Lodestar
Taxable Balanced Account Composite
Standard Deviation of Returns
Periods Ended December 31, 2005*
2.80 2.23 19.50 15.47 Ten Years
3.75 3.39 17.88 14.56 Inception
(1/1/90 - 12/31/05)
3.22 2.63 19.80 15.85 Five Years
5-Year Muni
Bond Index Bonds Only S&P 500 Index Stocks Only
*One standard deviation of annual returns.

Assets Under Management Lodestar $0 $100,000 $200,000 $300,000 $400,000 $500,000 $600,000 $700,000 $800,000 2000 2001 2002 2003 2004 2005 9/30/2006 38

Fee Income Lodestar $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 2000 2001 2002 2003 2004 2005 YTD 9/30/06 39

Pre-Tax Profit Margin Lodestar 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 2000 2001 2002 2003 2004 2005 YTD 9/30/06 * 2002: Before adjustments to reflect merger with PrivateBank. 40

Future Growth Opportunities
Lodestar
The PrivateBank Formula
•
Add Portfolio Managers with existing books of
business
•
Continued referrals from existing clients and
The PrivateBank
•
Follow The PrivateBank to new geographic markets

Our Strengths
Lodestar
Focus
• Our Clients
• Disciplined Investment Style
Great People
• Account Managers and Staff
• Virtually no employee turnover
A belief in what we do
A diverse, loyal client base
Lodestar Clients and PrivateBank Clients
have a common financial profile

The PrivateBank – St. Louis Richard C. Jensen Chairman, Chief Executive Officer and Managing Director 43

St. Louis Metro Demographics
The PrivateBank – St. Louis
Population
• 2.8 million – Metro Area
• 1.0 – St. Louis County
Household Incomes Greater Than $150,000
• 43,224 4.27%
Population Growth 1990 – 2000
• 4.46%

St. Louis Employment
The PrivateBank – St. Louis
Largest Employers
•
BJC Health Care 25,000
•
Boeing 15,000
•
Washington University 12,000
•
Schnucks Markets 11,000
•
St. John’s Mercy 8,500
Corporate Headquarters
•
8 of Fortune 500
•
21 of Fortune 1000

Industry Groups
The PrivateBank – St. Louis
Aerospace
• Boeing
Plant & Medical Science
• Monsanto
• Mallikckrodt
• Sigma-Aldrich
• Pfizer
Automotive
• Chrysler
• General Motors
Financial Services
• AG Edwards
• Edward Jones
• Stifel Nicolaus
• Scottstrade
• MasterCard Global
Operations
• Citi Mortgage
Food Products
• Anheuser-Busch
• Sara Lee Bakery Group
• Nestle Purina Pet Care
• Bunge International

The PrivateBank – St. Louis Chesterfield 500 Chesterfield Center Chesterfield, MO 63017 Brentwood 1401 S. Brentwood 2 Fl. St. Louis, MO 63144 47 nd

Net Interest Income for St. Louis
The PrivateBank – St. Louis
$404
$1,838
$4,007
$5,437
$7,656
$11,156
$10,624
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
2000 2001 2002 2003 2004 2005 YTD 9/30/06

Gross Loans and Core Deposits for St. Louis
The PrivateBank – St. Louis
$25.2
$14.7
$73.5
$45.6
$104.7
$63.7
$151.5
$106.3
$206.1
$135.2
$304.4
$220.9
$343.2
$258.3
$0
$50
$100
$150
$200
$250
$300
$350
Gross Loans
Core Deposits

CRE
41%
RRE
10%
Personal
8%
Construction
21%
Commercial
20%
Demand
15%
MMA
30%
Interest Bearing
3%
Savings and
Other Time
Deposits
52%
Loans and Core Deposits by Category
for St. Louis
The PrivateBank – St. Louis
Loans as of September 30, 2006 Core Deposits as of September 30, 2006

Other Income for St. Louis The PrivateBank – St. Louis $30 $688 $1,996 $3,455 $2,353 $2,147 $1,436 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 51

Net Income for St. Louis The PrivateBank – St. Louis -$894 -$510 $829 $1,785 $2,823 $3,541 $3,181 -$1,000 -$500 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 52

Staffing for St. Louis The PrivateBank – St. Louis 0 10 20 30 40 50 60 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 # of Employees Core Deposits per FTE 53

The PrivateBank – St. Louis Brentwood 54

The PrivateBank – St. Louis Chesterfield 55

The PrivateBank - Wisconsin Jay B. Williams Chief Executive Officer and Managing Director 56

57

58

The PrivateBank - Wisconsin “Make no little plans; they have no magic to stir men’s blood. Make big plans; aim high in hope and work.” Daniel Hudson Burnham (1846-1912) 59

Metro Milwaukee The PrivateBank - Wisconsin 1.5 Million People 25,000 Households with more than $150,000 of Income 60

Metro Milwaukee The PrivateBank - Wisconsin 43 Largest Metro Economy GMP $57.11 61 rd

Home to Fortune 500 Companies The PrivateBank - Wisconsin Johnson Controls Northwestern Mutual Manpower Kohl’s Harley Davidson Rockwell Automation FISERV Marshall & Ilsley 62

The PrivateBank - Wisconsin What have we accomplished in one year? 63

The PrivateBank - Wisconsin We are Profitable As of October 31, 2006: $158.7 Million in Loan Commitments $89.4 Million in Loans Outstanding $75.0 Million in Core Deposits 64

The PrivateBank - Wisconsin Why and how have we accomplished this? 65

The PrivateBank - Wisconsin It’s about the People It’s about the Business Model 66

The People The PrivateBank - Wisconsin Experienced, Knowledgeable Decision Makers Outstanding Board of Directors 67

The Business Model The PrivateBank - Wisconsin Targeted Client Centric Unique Growth Oriented 68

The PrivateBank - Wisconsin We understand who we are! 69

The PrivateBank - Wisconsin
Tangible Image
How we are
measured:
Outstanding credit
quality
Retention of
clients
Retention of
employees
Growth in number
of clients
Taking leadership
roles in our
community
Mission
What we do:
In our market we
will be recognized
as the best provider
of financial
solutions to affluent
households and
privately held
businesses.
Purpose
We exist to:
Help our clients,
employees and
their families
achieve success
Core Values
We believe in:
Integrity
Confidentiality
Lifetime
Relationships
Continuity
Responsiveness
Execution
Focus
Drivers of Progress DNA

The PrivateBank - Wisconsin In 5 years, how will we measure success? 71

The PrivateBank - Wisconsin 1) We are a $400 million Asset Bank 2) Highly Profitable 3) Outstanding Credit Quality 4) Retention of Clients and Employees 5) We lived the Business Model 72

The PrivateBank - Michigan David T. Provost Chairman, Chief Executive Officer and Managing Director 73

Manufacturing
15%
Professional/
Business Services
11%
Leisure &
Hospitality
9%
Information
2%
Education/  Health
Services
13%
      Government
15%
Financial Activities
5%
Utilities &
Transportation
22%
       Construction
4%
Other Services
4%
Michigan Business Diversification
(based on the composition of the state’s workforce.)
Source: Ryan Beck & Co.

• 4  wealthiest county in the U.S.
• More than half of the top 100 Global Fortune 500
companies have business operations in Oakland
County.
• Ranks 1  in projected wealth creation for
Michigan
The PrivateBank - Michigan
Oakland County Overview
Source: Ryan Beck & Co.

st
th

Michigan Locations 76

Bloomfield Hills -
established 1989
Ranked 4th wealthiest city in the United States and is the richest city outside of California or Florida.
Rochester –
established 1999
Chosen by CNN/Money as one of the “Best Places to Live” in the US.
Grosse Pointe –
established 2002
Known for its many estates and prominent families of the industrial pioneers of Michigan.
Michigan’s Office Location Overview
Source: Ryan Beck & Co.

Asset Growth The PrivateBank - Michigan $219.5 $265.5 $313.6 $462.9 $555.0 $0 $100 $200 $300 $400 $500 $600 2002 2003 2004 2005 09/30/06 78

Deposit Growth The PrivateBank - Michigan $181.4 $212.3 $248.9 $328.9 $408.3 $0 $100 $200 $300 $400 2002 2003 2004 2005 09/30/06 79

Deposit Mix The PrivateBank - Michigan IRA's 1% Public Funds 32% CDs < $100,000 3% DDA 8% CDs > $100,000 28% Money Market 24% NOW 4% 80

Loan Growth The PrivateBank - Michigan $200.6 $245.1 $295.3 $397.8 $484.5 $0 $100 $200 $300 $400 $500 2002 2003 2004 2005 09/30/06 81

Portfolio Mix
(Outstanding Loan Balance, Gross)
The PrivateBank - Michigan
Residential
Mortgages
18%
Equity Lines
5%
Commercial
Mortgage/Real
Estate
48%
Commercial &
Residential
Construction
6%
Installment/
Consumer
4%
Commercial &
Industrial
19%

Net Charge-offs to Average Loans The PrivateBank - Michigan 0.00% 0.16% 0.06% 0.00% 0.00% 0.00 0.20 0.40 0.60 0.80 1.00 2002 2003 2004 2005 9/30/2006 83

Experienced Management Team
The PrivateBank - Michigan
Name        Title          Age  Yrs. of Banking
David T. Provost
Chairman and CEO 52 30
Patrick M. McQueen
President and COO 60 42
Robert M. Burch
Vice Chairman 63 41
Thomas W. Brown
Chief Financial Officer       51 29
Ann M. Deering
Chief Credit Officer 48 26

PrivateBancorp, Inc. James A. Ruckstaetter Chief Credit Officer and and Managing Director 85

Culture People Credit Deal 86

Organizational Strengths Underwriting Diversification: Chicago St. Louis Michigan Wisconsin Georgia (pending Piedmont acquisition) Kansas City (in formation) 87

PrivateBancorp’s Loan Portfolio
by Loan Type
Construction
13%
Home Equity
8%
Personal
6%
Residential RE
6%
Commercial RE
51%
Commercial
16%
September 30, 2003 September 30, 2006
Construction
15%
Commercial
18%
Home Equity
4%
Personal
5%
Commercial RE
50%
Residential RE
8%

PrivateBancorp’s Commercial RE Loans
by Loan Type & Collateral Location as of 9/30/06
   Resid. 1-4
Family
10%
   Multi Family
11%
   Office
12%
   Warehouse
7%
  Retail
8%
Total Construction
23%
  Land
    19%
   Mixed Use &
Other
10%

PrivateBancorp’s Commercial RE Loans by Collateral Location as of 9/30/06 IL 63% MO 11% MI 13% WI 3% Other 7% FL 3% 90

Asset Quality Ratios
PrivateBancorp, Inc.
As of
9/30/06
2005 2004 2003
Net Charge-offs to average total
loans:
Non-performing loans to total loans:
Allowance for loan losses to total
loans:
0.04% -0.01% 0.04% 0.08%
0.06% 0.04% 0.15% 0.09%
1.11% 1.13% 1.15% 1.23%
Year Ended December 31,

PrivateBancorp, Inc. Christopher J. Zinski General Counsel and Managing Director 92

Enhancing PrivateBancorp, Inc.’s Infrastructure to Support Growth A Keen Focus on Three Elements of PrivateBancorp’s Business • Corporate Governance • Strategic Growth • Risk Management 93

Corporate Governance
Already Strong Focus
•
Right “Tone at the Top”
•
Director quality, independence and participation
•
PrivateBancorp believes good governance promotes its
business
Board Values Consistently Enhancing Governance Protocols
•
GC as a regular guide and adviser to the Board
•
GC supports Governance Committee
•
GC assumes role as Chief Ethics Officer

Strategic Growth
Strong Track Record
• Successful growth outside of Chicago (organic and
acquisitive)
• Premium on human capital and credit quality
• PrivateBancorp believes a national build-out of the model
is viable
Board Values Enhancing Team to Manage Strategic
Growth
• Pipeline full of opportunities
• Advantage in deal-making to have a senior in-house lawyer
• GC expands team handling multiple expansion initiatives
and integration

Risk Management
Key Bases Covered
• Blending inside/outside resources for best of class/best
practices
• Accountability
• Seasoned, senior managers
• PrivateBancorp believes in risk management architecture
Board Values adding a Risk Management Officer
• GC with leadership role in formal enterprise risk
management
• GC with FI experience; sensitive to industry risks
• GC as adviser to business unit leaders and Board on risk
management

PrivateBancorp, Inc. Thomas J. Olivieri Director of Operations and Managing Director 97

Operations Infrastructure
Core Processing System
– New 7 Year Contract
• Cost Controls
– Old Contract: 20% fixed, 80% variable
– New Contract: 50% fixed, 50% variable
• Volumes Aggregated at Holding Company Level
• Minimal Conversion Costs for Acquisitions
– Technology Supports Growth at Low Cost
• Merchant and Branch Capture

Process Improvement
If You Don’t Measure It, You Can’t Manage It
Process Teams
–
Lean Concepts
•
Cycle Time and Variance Reduction
•
Quality Assurance
–
Best Practices
•
Companywide Best Practices
•
Industry Best Practices

Communications
Operations Summits
•
Across Regions, Across Business Units
Common Platform
•
Core Processing
•
Interoffice Communications
Client Contact
•
CRITICAL: Always Hear the Voice of the Client

Our Operations Goals
Entrepreneurship Within Operations
•
Delight Internal Clients
•
Handoffs: Critical to Service Levels
•
Enabling Our Bankers
Experienced Bankers
•
Build on Quality and Experience
•
Learn From Each Other
Successful Integrations and Launches

Thomas N. Castronovo Chief Marketing Officer PrivateBancorp, Inc. Director of Marketing & Managing Director The PrivateBank Our Brand – Our Culture 102

103

Focus  Execution  Confidentiality  Lifetime Relationships  Continuity You have arrived. Welcome to The PrivateBank. 104

Our core values define our Brand Focus Execution Continuity Confidentiality Lifetime Relationships 105

Recruitment Client experience Responsiveness Lines of business Markets Growth opportunities Our Brand guides and aligns our decision making across our regions 106

Our brand is defined at all touch points, but especially at each point of human contact. Delivering Our Brand 107

Our people bring our brand to life 108

Innovative 109

Attention to Detail 110

Experience

Integrity 112

Personable 113

Responsive 114

Thorough 115

our values live in our people 116

Professional 117

Entrepreneurial 118

Flexible 119

Enthusiastic 120

Our Brand Differentiation
CLIENT CENTERED
Flat structure with exceptional insider ownership
Stress the client “experience” not products
Offices not
branches
Clients not customers
Specific market niche
Boutique Focus

Orientation Culture immersion Ongoing training Standards of Excellence & Corporate Guidelines Branding from the Inside Out 122

Key Rewards of Orientation
Preserves the PrivateBancorp brand
Avoids leaving our image to interpretation
Promotes continuity (a core principle)
Attracts the best and brightest talent
Sets the bar –
sets standards for professionalism
Maintains differentiation
Builds commitment –
empowers –
connects
Instills pride and responsibility
Consistency in delivery of the experience/the promise
Doesn’t assume everyone ‘gets it’

Branding from the Inside Out Marketing Support Defining and enhancing the “client experience” Driving referrals Creating & sustaining loyalty Strengthening Brand identity 124

Brand Identity/ Brand Personality
High Quality, Signature approach
Relevant & Credible
Authentic & Consistent
Environment
Office design
Private
Destinations
Visuals
Emotional connection
Clean, elegant look
Unified visual elements & color palette

126

127

128

129

Brand Identity/ Brand Personality
High Quality, Signature approach
Relevant & Credible
Authentic & Consistent
Environment
Office design
Private
Destinations
Visuals
Emotional connection
Clean, elegant look
Unified visual elements & color palette

131

132

133

134

135

136

137

138

139

140

141

142

143

144

The PrivateBank - Chicago Jerry J. Feldman Managing Director 145

Business Background The PrivateBank - Chicago 15 Years in Commercial Banking. 10 Years in Private Business. Why did I join PVTB? 146

Commercial Banking is an appropriate
line of business for PVTB
The PrivateBank - Chicago
Logical extension for PVTB's brand and culture.
Relationship banking drives high margin
business.
Continuation of stated objective to pursue growth
opportunities.
Hundreds of thousands of privately-held
companies in greater Chicago area.

Strategy
The PrivateBank - Chicago
Leverage reputation, culture and performance of PVTB.
Leverage contacts and knowledge of experienced
commercial bankers.
Thoughtful and consistent approach to the marketplace.

Target Client Profile The PrivateBank - Chicago Solid companies with strong history of earnings. Strong, smart management with logical business strategies Cash flow and balance sheet strength. 149

The PrivateBank – Kansas City (in formation) Cal Kleinmann Chairman and Chief Executive Officer 150

Why Kansas City?
(in formation)
30% of the gross state products of Kansas and Missouri come
from the Kansas City region, totaling $90 billion
Kansas City dominates the animal-health niche, representing
40% of the $14.5 billion a year business in the nation, and 26%
of it worldwide, with 37 global or U.S. headquarters of industry companies
Strong residential and construction market
Kansas City is one of the nation’s busiest transportation hubs

The Kansas City Metro /
Johnson County Markets
(in formation)
2.4 million residents in Greater Kansas City metropolitan area.
Tremendous investment in the downtown, including $270 million for the Sprint Center, $145 million for a new H&R Block headquarters,
$150 million to renovate the city’s convention center, and $850 million for the a seven-block entertainment complex.
Johnson County, Kansas – consistently one of the fasted growing counties in the U.S
Major employers include Sprint Nextel, H&R Block, YRC
Worldwide, Hallmark Cards, and Black & Veatch.

Area Population Growth 2000-2004 (in formation) 0% 2% 4% 6% 8% 10% 12% Johnson County KC Metro Area United States Source: US Census Bureau 153

Kansas City Metro Area Leading Indicators
(in formation)
57,067 Total
48,412 Local
170 Subsidiary Headquarters
8,328 Branches
157 Headquarters
KC Metro Area
Number of Businesses
Note:  Kansas City Metro area includes Johnson and Wyandotte counties in Kansas and Cass, Clay, Platt and Jackson counties in Missouri.
Leading Industries in 2005
Government
14.4%
Manufacturing
8.4%
Fin. Ins.
16.3%
RE & Tran
7.4%
Commun.
10.4%
Const/Min
5.2%
(In thousands)
Services
37.9%

One of the fastest-growing major markets in the Midwest
A well-educated, extremely productive work force
Lower business & life style costs than most major metros
Diverse group of major employers
(1) Source:  KCADC
(2) Revenues are for
Kansas City metro area
companies covered by
OneSource.
A Target Rich Business Market
(in formation)
1,595
857
627
608
0
500
1,000
1,500
2,000
$0-$10M $10-$20M $20M-$50M $50->$1,000M
Revenue
Revenues for Kansas City metro area companies

The PrivateBank – Kansas City Team
(in formation)
Cal Kleinmann
Chairman & Chief Executive Officer
former Executive Vice President and Head of Private Banking for Gold Bank
Paul Clendening
President & Chief Operating Officer
former President and a Founder of First Commercial Bank
Sherman Titens
Managing Director and Chief Marketing Officer
former Senior Vice President and Director of Marketing for Gold Banc Corp., Inc.
Jennifer Bailey
Managing Director of Treasury Services
former Manager of Treasury Services for Gold Bank

Strategies for Success
Deposits- Focus on funding to business clients, professionals, affluent individuals and non-profits.
Lending- Commercial and commercial real estate lending,
personal and community lending, residential construction and mortgage lending; emphasize diversity.
Start-up Strategy- Opened loan production office November 1,
2006, open as location of The PrivateBank-St. Louis by year-
end, open as newly chartered The PrivateBank-Kansas City by
mid-year 2007.

Kansas City Headquarters Location Plaza Colonnade On the Country Club Plaza Kansas City, Missouri 158

Piedmont Bancshares, Inc. Brian D. Schmitt President and Chief Executive Officer 159

Current MSA Population 5.2 million – 9 Largest Metropolitan Area
Projected MSA 2011 - 5.8 million
Ranks Third in the Country With Most Fortune 500 Companies (14)
Home to 137,000 Businesses
27 Fortune 1,000 Companies
World’s Busiest Airport
Atlanta is Home to 45 Accredited Colleges/Universities
Job Creation
69,100 new jobs – 2005
60,000 new jobs – 2006 (projected)
Median Age 33
Median Household Income $51,186
Projected 112,000 Households With Over $1 Million in Investable Assets by 2011
Atlanta, Georgia Overview
Piedmont Bank

th

Hospitality &
Entertainment
9%
Management &
Administration
7%
Trade
23%
Other
13%
Construction &
Mining
9%
Utilities &
Transportation
3%
Information &
Professional
Services
11%
Finance,
Investment &
Real Estate
11%
Healthcare
(Education &
Services)
10%
Manufacturing
4%
Atlanta Business
Establishments by Industry
Piedmont Bank

Piedmont Bank Locations Alpharetta Office (Proposed) Norcross Office (Opened March, 2006) Buckhead Office (Opened October, 2001) 162

Buckhead
–
Population 64,000
–
Average Household Income $73,257
–
14.2 Million Square Feet of Office Space
–
Shopping Mecca of the Southeast: 1,400 Retail Units With $1 billion in Annual Sales
–
5,000 Hotel Rooms
–
Robb Report Rated Buckhead One of USA’s “Top Affluent Communities”
–
Vehicle Traffic Count 50,000 per day
Peachtree Corners (Norcross)
–
Population 35,145
–
Average Household Income $87,351
–
7.9 Million Square Feet of Office Space
–
Vehicle Traffic Count 40,000 per day
North Fulton - Alpharetta (Proposed)
–
Population 199,966
–
Average Household Income $103,190
–
14.8 Million Square Feet of Office Space
Office Location Overview
Piedmont Bank

Asset Growth Piedmont Bank $94.2 $126.6 $143.0 $191.4 $237.0 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 2002 2003 2004 2005 Sept. 30, 2006 164

Retail 1% Commercial Real Estate 20% Residential Construction 44% SBA 9% Commercial & Industrial 26% Portfolio Mix (Outstanding Loan Balance, Gross) Piedmont Bank 165

Deposit Growth Piedmont Bank $64.9 $95.7 $115.5 $155.7 $177.1 $0.0 $50.0 $100.0 $150.0 $200.0 2002 2003 2004 2005 Sept. 30, 2006 166

CDs < 100,000 25% DDA 11%* CDs > 100,000 28% Money Market 32% NOW 4% Deposit Mix Piedmont Bank * DDA Consists of 96% Commercial and 4% Retail 167

Experienced Management Team
Piedmont Bank
Years of
Name Title Age Banking
Brian D. Schmitt President / CEO 45 23
Anthony J. Mannino EVP / CFO 57 36
Mark K. Hancock EVP Lending 45 23
Joseph G. Wirtz EVP Lending 42 20
Sandra W. Fuller Chief Credit Officer 57 37

Why a Merger with PrivateBancorp?
Piedmont Bank
Private Understands Human Capital
• 100% Employee Retention
• Substantially all Directors will continue to serve on Board
• Independent Georgia Bank Charter
Model of Private Banking
• Small Enough to Provide Speed and Flexibility to the Client but yet
Large Enough to Handle Their Needs
• Wealth Management Unit Provides Long-Term Financial Solutions
• Provide Additional Resources to Service Existing Clients
Management of  Private
• Proven Long-Term Success, Leadership

PrivateBancorp, Inc. Dennis L. Klaeser Chief Financial Officer and Managing Director 170

Results: Franchise Growth
$519
$730
$830
$778
$1,178
$723
$1,545
$1,240
$1,987
$1,495
$2,539
$1,727
$3,497
$2,437
$3,877
$2,780
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
1999 2000 2001 2002 2003 2004 2005 3Q 2006
Assets Wealth Management AUM
Trust Preferred Offering
$40M
Trust Preferred
Offering
$50M
2    Common
Stock Offering
$57M
Trust Preferred
Offering
$20M
IPO $17M
Bank Assets and Wealth Management Assets Under Management

nd

Loan and Core Deposit Growth
$781
$966
$1,225
$1,653
$2,608
$3,137
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
2001 2002 2003 2004 2005 3Q 2006
Total Loans
Loans have a 31%
Organic Compounded
Annual Growth Rate
from 2001-2005
Loans have increased
by 30% LTM
$712
$925
$1,099
$1,449
$2,237
$2,518
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
2001 2002 2003 2004 2005 3Q 2006
Total Core Deposits (Excluding Brokered Deposits)
Deposits (Excluding
Brokered Deposits)
have a 29% Organic
Compounded
Annual Growth Rate
from 2001-2005
Core deposits have increased
by 23% LTM

Execution:  Human Capital
0
2,000
4,000
6,000
8,000
10,000
Assets per Employee
PVTB Peer
0
20
40
60
80
100
Net Income per Employee
PVTB Peer
Note: Peer data is averaged and includes banks between $1.5B-$5.0B in Assets per SNL Datasource
*PVTB Assets per Employee and Net Income per Employee declined as a result of The PrivateBank – Michigan acquisition in June 2005
**PVTB 3Q 2006 Net Income metric annualized

Execution:  Human Capital
0
200
400
600
800
1,000
Full Time Employees
PVTB Peer
Peer results are indexed to PVTB
0.00%
0.50%
1.00%
1.50%
2.00%
Salaries and Benefits as a percentage
of Total Assets
PVTB Peer
Note: Peer data is averaged and includes banks between $1.5B-$5.0B in Assets per SNL Datasource
**PVTB 3Q 2006 Net Income metric annualized

Capital Ratios at 9-30-06
5.00%
7.26%
6.00%
8.65%
10.00%
10.71%
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%
12.00%
Leverage Tier 1 Risk-
based
Total Risk-
based
FDIC Required to be Well-
Capitalized
Actual

Revenue and Operating Expense
Growth
$29,321
$3,151
$17,159
$35,200
$1,638
$19,396
$615
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
3Q05 Revenue 3Q05
Operating
Expense
3Q06 Revenue 3Q06
Operating
Expense
Moving Expense
Operating Expenses
Securities Revenue
All other Revenue
$20,011
$36,838
$32,472
•Revenue from our core business (revenue excluding securities revenue) has grown by 20% year over year.
(Assumes securities for both periods are funded at the cost of brokered deposits)
•Operating
expenses have grown by 13%, excluding the 3Q06 cost of the headquarters move.

Results:  Profitability
$0.38
$0.68
$0.99
$1.22
$1.46
$1.07
$1.34
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
Adjusted to reflect the 2-for-1 split of our common stock effective May 31, 2004

PrivateBancorp, Inc. Ralph B. Mandell Ralph B. Mandell Chairman of the Board, Chairman of the Board, President and President and Chief Executive Officer Chief Executive Officer 178

Strategic Objectives
Client Focus Objective
PrivateBanking Expand PrivateBank footprint to other
dynamic markets that meet our
demographic criteria
•Either de novo or acquisition
Wealth Management Develop Wealth Management through
acquisition or organic growth
•
Investment Advisory
•
Asset Management
•
Financial & Tax Planning
•
Trust Services
Support in-market growth by
expansion of Managing Director group
Continue to focus on attracting a talented
Managing Director group, as they
distinguish us from other organizations

Key Investment Considerations
Proven Management Team Leading
Experienced Managing Directors
Strategy
•
Exclusive PrivateBanking Focus
•
Targeted Market
•
Unique Staffing Model (Managing Directors)
•
Meet and Exceed Client Expectations

Key Investment Considerations
Results
•
Historic Strong Asset Growth
•
High Credit Quality
•
Trend of Strong Core Deposit Growth
•
Developing Wealth Management Franchise
•
Increasingly Profitable
•
Poised for Future Growth

182